Chairman’s Address

2004 Annual General Meeting
5 November 2004

Results

The statutory profit for the last financial year was $2,572 million which was 28% greater than that earned in the prior financial year. The cash net profit, that is, the profit before the increase in assessed value of the wealth management business and goodwill amortisation, was $2,695 million. This was 5% greater than that reported in the prior year and was after expensing $749 million, equivalent to $535 million after tax, for the costs of the Which new Bank transformation program.

The underlying profit, which is before expensing the costs of the Which new Bank program, represented an increase in net profit of 15% over that earned in the previous financial year. This substantial improvement in financial performance reflected the strong operating performance achieved by all of the Bank’s businesses and the gains made in productivity throughout the Bank’s operations.

At last year’s Annual General Meeting I said that, in determining the dividend to be paid out of the profits of the financial year, we would add back the costs of the Which new Bank program. Although these costs are being expensed against current profits we regard the program as being really an investment in the future and, therefore, we said that we would determine the dividend by reference to the profit before charging these costs. This is what we did in declaring a final dividend of $1.04 per share bringing the total dividend for the year to $1.83 per share. This was an increase of 19% in the amount of dividend per share compared with the previous year and continued the unbroken record of higher dividends each year since the Bank was privatised and became a listed public company in 1991.

A number of capital management measures were undertaken during the year under review. The first was the issue of the equivalent of $832 million of hybrid securities into the US Capital Markets in August 2003, and in January, the Bank issued $750 million of “PERLS II” securities. Both instruments qualify as Tier 1 Capital of the Bank. The Bank also undertook a share buy-back which was strongly supported by shareholders who wished to take advantage of this offer, resulting in shares to the value of $532 million being repurchased. A Share Purchase Plan was also implemented during the year for shareholders to top up their shareholdings and, as a result, shares to the value of $467 million were issued by the Bank. Another initiative was the Share Sale Facility which allowed shareholders with small holdings, to sell their shares on a basis favourable to them. The main advantage to the Bank of this arrangement is the saving in the cost of administering these small parcels of shares.

New shares to the value of $389 million were also issued to satisfy the elections that shareholders made under the Dividend Reinvestment Plan.

Which new Bank Transformation Program

The Which new Bank program to which we gave considerable attention at last year’s Annual General Meeting is, as we have emphasised on several occasions during the year, the most significant change within the Bank since privatisation. The successful implementation of this program is vital to positioning the Bank for ongoing success in an increasingly competitive environment in the financial services industry in the period ahead.

The strategy underlying this program can be succinctly expressed as being to provide customers with excellent service through engaged and committed people, using simpler and more efficient processes and systems. How well we provide services to our customers will determine how successful the Bank will be in meeting its objectives towards shareholders, employees and the community. Excellence in service delivery can only be accomplished through the people who actually deal directly with our customers.

This means that the Bank has to ensure that our customer-facing people are given the appropriate training, authority and tools to allow them to deliver this level of service. It carries a responsibility on management to provide the environment for this to happen. Our people have to feel valued, that their ideas are welcomed and that any impediments to doing their best for customers are eliminated. This is a fundamental underpinning of the program.

Your Board is encouraged by the progress that has already been made but we recognise that there is still much to be done and that this is all part of the transformation program in respect of which we are just over one third of the way through. Delivering on the cultural change that underlies this program is a significant challenge which your Board and management do not underestimate but, at the same time, there is a high degree of confidence, based on results to date, that the desired outcome will be fully achieved.

We also recognise that employees, however well intentioned and motivated, cannot deliver excellent service to customers if they do not have the processes and systems to allow them to meet the expectations of customers. A considerable component of the Which new Bank program is devoted to the improvement of the Bank’s systems and practices. There are many discrete projects within the transformation program but one which is critical to providing the information for employees to be able handle customer requirements more quickly and more completely is the Commsee platform. This enables customer facing staff to have a picture of a customer’s relationship with the Bank readily available on a computer screen and eliminates delays and duplication. Commsee is being piloted in Tasmania before being rolled out nationally. Progress to date has been very good with enthusiastic response from staff and customers alike.

David Murray will be telling you more about the program and the achievements in his address shortly.

Corporate Governance

The Bank’s policies in relation to corporate governance are set out in the Annual Report and are displayed on the Bank’s website. The Bank’s Board has traditionally placed great emphasis on its responsibilities for the corporate governance of the Bank and, as a consequence, did not have to modify its policies or practices in any significant way to meet the recommendations of the ASX Corporate Governance Council. There are measures that can be applied or boxes which can be ticked by those external to the enterprise. But there are aspects that cannot be measured by these people or organisations that are much more critical when it comes to good corporate governance. This is not to say that the principles, as enunciated, are not important but more important are the culture, the ethos and the integrity of those within the organisation.

You can have all the rules and tick all the boxes but if the culture is deficient and if people do not act with integrity then there is significant risk of things going awry. The new rules have, of course, increased employment in one area by giving rise to a new industry of consultants offering companies advice on how to comply and others offering to measure how well companies are complying, and telling shareholders how they should vote, based on how well the boxes are ticked.

At this point I would like to ask your indulgence as I take this last opportunity when I will be addressing you as Chairman to express a concern I have about the direction that the debate and discussion of corporate governance is taking. It is not so much corporate governance itself but the environment in which companies are now operating and its likely impact. The situation is developing where the downside for directors in terms of reputation risk, and even personal financial risk, is becoming much greater than any upside for them. The desire to be able to find somebody to blame is affecting the environment in which companies operate. This is exacerbated as initiatives are considered to transfer more risk to directors personally rather than to companies on whose boards they sit. The consequence is that there is pressure on boards to become more risk averse and opt for courses of action than are more safe.

The role of enterprises in the economy is to take risks for reward and not to act negligently or recklessly. The reward is the financial return that companies earn for their shareholders. If boards become too risk averse the result will be lower returns, less investment and fewer jobs. It is not only shareholders who will lose out. The whole community will be the poorer.

There is another aspect of this that is troubling. A very large part of the fruits of investment goes to funding retirement, whether it is adding directly to personal savings for retirement or via superannuation funds. There is a major problem emerging which, I believe, will be a serious one for the community in the period ten to fifteen years ahead. The population is ageing, and there will be fewer people in the workforce for each person in retirement. The funding requirements for retirement are going to increase significantly because we are all living longer. Health costs will be a greater burden on the community because the technology will continue to improve, to cost more as it prolongs health and life, and as it is applied to more people. The last thing we want in these in these circumstances is investment returns that are lower than they might, otherwise, be.

Exacerbating this situation are the various pressures driving for a greater focus on the short term to the detriment of the longer term. Companies and CEOs are under pressure for short term results, or the quick fix. In today’s climate it takes a brave CEO to promote a long term high risk R &D project that will reduce current earnings and deliver the benefits well past his or her tenure. Yet this is what we need if we are to maintain our relative living standards.

Destructive criticism in a super-critical environment is not in the best interest of shareholders. We need to also encourage people, whether they are staff, executives or directors, as well as criticise them when they really deserve it but to do it in a constructive manner. The risk I see for retirees, like many of you and me, is that the best people will not be working for us and earning profits to service our investments, but looking for ways to avoid the hassle. They are more likely to become involved in enterprises funded by private equity or go overseas where the financial rewards can be greater and the tax rates much lower.

Special Resolution

Later in the meeting you will be asked to vote on a special resolution submitted by approximately 900 shareholders at the instigation of the Finance Sector Union. This resolution proposes that an independent expert be engaged by the Bank to conduct an annual review in every business unit in relation to each major change implemented or undertaken during the year. The expert would have discretion to include any matter in the review and would be required to consult with the union in carrying out the review. In the notice of meeting we have set out the reasons why your Board believes that what is being proposed is not in the best interests of the Bank or its shareholders. I will be saying more about this when we come to that item of business.

Outlook

In launching Which new Bank we said that, subject to market conditions continuing over the three years of Which new Bank, the Bank would target a compound annual growth rate in cash earnings per share exceeding 10% per annum, 4-6% compound annual productivity improvement, profitable market share growth across major product lines and increases in the dividend per share each year. Since that time, we have kept our investment spend within the planned expenditure and achieved benefits in excess of plan.

In the first four months of trading, home lending has continued to grow solidly, but not at the very high rate we witnessed up until December 2003. In the business segment, we are still seeing reasonable growth. We continue to see contraction of margins and the conditions for market trading continue to be quite difficult, with very little volatility in financial markets.

Credit quality remains strong, with personal and corporate defaults at very low levels. The insurance and fund management businesses have made good progress and investment markets have performed above expectations.

Looking forward we see no change in the highly competitive environment for financial services. While continuing difficult market trading conditions and regulatory costs will have implications for the Bank’s target cost to income ratio, we still anticipate achieving the targets for Which new Bank. As stated at the time of the full year profit announcement, for the 2005 financial year, the impact of expenses related to Which new Bank will be significantly lower going forward and benefits will continue to increase. Accordingly, cash earnings should be significantly higher and the Bank expects to increase the dividend per share in each year of the program.

Board Changes

This meeting will be the last for Mr Ross Adler and myself. We both retire from the Board at the end of this meeting. I would like to pay tribute to Ross who has been a diligent Director of the Bank since his appointment in 1990. Ross has been a member of the Remuneration, Audit and Risk committees of the Bank at various times and he could always be relied upon to come well prepared for these meetings as he did for the Board meetings. He brought the experience of operating at senior executive level to the deliberations of the Board. I would to thank him for that and for his constructive support during his time on the Board.

I would also like to thank you, as shareholders, for the opportunity to represent you on the Board over the last 19 years and, particularly, for the honour of chairing the Bank Board for the last five years. I have seen many changes in the industry and the Bank during my period on the Board. Deregulation of the banking industry led to a much more competitive industry. Borrowers have been the big winners with lending margins much lower. Fees have only partly offset the lower interest margins. The banks have had to respond by substantially improving their productivity and efficiency. Technology has made this possible. The Which new Bank program is critical to taking the next step in this transformation, a step that will see this bank in a leading position throughout this decade. I am confident that this program will be successful, with shareholders deriving the promised benefits from this initiative.

During my time on the Board the Bank was transformed from a government owned instrumentality with many restrictive and bureaucratic processes to a publicly listed company operating in a very competitive environment. Another major change was the acquisition of the State Bank of Victoria which substantially increased the Commonwealth Bank’s coverage in that State.

More recently, the merger with Colonial added further strength to our banking operations as well as significantly increasing the Bank’s participation in the wealth management business, an area which is going to grow more strongly than traditional banking. The price paid for the Colonial group was divided almost equally between the two businesses. The Bank has not stood still and I do not expect it to do so in the future.

I am pleased that the Bank is in such good shape as I leave the Board. As has been announced, John Schubert will become the new Chairman of the Bank from the conclusion of this meeting. John is very familiar with the business of the Bank, having been, among other things, Chairman of the Audit Committee for the past five years. John had a very successful career as a senior executive before retiring from executive life. He was the CEO of Esso Australia, having filled senior positions internationally with the parent group beforehand. He left Esso to become the CEO of Pioneer International where he rebuilt that company into a strong and successful enterprise. John Schubert is a well respected businessman and non Executive Director. This is reflected in his appointments to the Qantas and BHP Billiton boards. John has also been President of the Business Council of Australia.

So he brings a wealth of experience and expertise to the position of Chairman, a position to which he is being elected unanimously by his colleagues. I am pleased to be succeeded by such a capable and suitable person.

I now invite your Managing Director and CEO, Mr David Murray, to address you. Before David comes to the microphone I want to tell you what a pleasure it has been to work with David. He is a very professional banker and is well respected for this not only in his native Australia but also internationally. He is an extremely intelligent and talented person but also listens to advice, distils it and acts appropriately. He has really thrown himself with energy and enthusiasm into ensuring that the Which new Bank program will be a success.